UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ashworth, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04516H101

(CUSIP Number)

William S. Reimus, Esq.

Senior Vice President and General Counsel

Taylor Made Golf Company, Inc.

5545 Fermi Court

Carlsbad, CA 92008

(760) 918-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Ethan D. Feffer, Esq.

Sheppard Mullin Richter & Hampton LLP

650 Town Center Drive, 4th Floor

Costa Mesa, CA 92626

(714) 513-5100

October 13, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04516H101

1.	Name of Reporting Person. Taylor Made Golf Company, Inc. I.R.S. Identification No. of above person (entities only): 33-0831814
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 2,501,893
9. Sole Dispositive Power
10. Shared Dispositive Power 2,501,893

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,501,893
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.8%*
14.	Type of Reporting Person (See Instructions) CO

*	Pursuant to the Stockholder Tender Agreement described in Item 3 below, Taylor Made Golf Company, Inc. may be deemed to have beneficial ownership of 2,501,893 shares of common stock, par value $0.001 per share, of Ashworth Inc.’s issued and outstanding shares as of October 13, 2008, as set forth in the Merger Agreement described in Item 3 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Taylor Made Golf Company, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Ashworth, Inc. (“Ashworth”). The principal executive offices of Ashworth are located at 2765 Loker Avenue, Carlsbad, California 92010.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Taylor Made Golf Company, Inc., a Delaware corporation (“TMaG”). TMaG designs, manufacturers and sells golf equipment, apparel, footwear and other golf-related products.

(b) The address of the principal business and the principal office of TMaG is 5545 Fermi Court, Carlsbad, California 92008.

(c) The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of TMaG is set forth on Schedule I to this Schedule 13D.

(d) – (e) During the last five years, neither TMaG nor, to the knowledge of TMaG, any of the persons listed on Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Unless otherwise indicated, all of the directors and executive officers of TMaG named in Schedule I to this Schedule 13D are citizens of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 13, 2008, TMaG, PHX Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of TMaG (“Merger Sub”) and Ashworth entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub has commenced a tender offer to purchase all of Ashworth’s outstanding shares of Common Stock (the “Tender Offer”) at a price of $1.90 per share, net to the seller, in cash. Following the Tender Offer, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Ashworth, with Ashworth surviving the merger (the “Merger”) as a wholly-owned subsidiary of TMaG. In the Merger, each outstanding share of Common Stock will be converted into the right to receive $1.90 in cash. A copy of the Merger Agreement was filed on Ashworth’s Current Report on Form 8-K, dated as of October 13, 2008.

In connection with the Merger Agreement, David Meyer, Michael Koeneke, Knightspoint Partners II, L.P., Knightspoint Capital Management II LLC, Knightspoint Partners, LLC, Ramius Value and Opportunity Master Fund Ltd. and Parche, LLC (collectively, the “Knightspoint Group”) entered into a stockholder tender agreement with TMaG (the “Stockholder Tender Agreement”) as described in Item 4 and Item 5 of this Schedule 13D. TMaG entered into the Stockholder Tender Agreement in connection with the Merger Agreement, but did not make any cash or other payments with respect thereto. Mr. Meyer and Mr. Koeneke are directors of Ashworth, but entered into the Stockholder Tender Agreement with TMaG solely in their capacity as stockholders of Ashworth. Pursuant to the terms of the Stockholder Tender Agreement, the Knightspoint Group agreed to tender in the Tender Offer all shares of Ashworth with respect to which the Knightspoint Group have voting and dispositive power. As of October 13, 2008, the Knightspoint Group owned 2,362,439 Shares which they are obligated to tender and vote, except to the extent in conflict with existing proxies given by the Knightspoint Group. As of October 13, 2008, Messrs. Meyer and Koeneke are also the beneficial owners of 125,641 and 13,813 Shares, respectively, issuable upon the exercise of vested options they hold, which would become subject to the Stockholder Tender Agreement if they were to exercise such options. TMaG is informed by Ashworth that all such options are “out of the money” because the exercise price is above the $1.90 per share TMaG is offering in the Tender Offer.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Stockholder Tender Agreement, copies of which are filed as Exhibits 2.1 and 99.2, respectively, to Ashworth’s Current Report on Form 8-K, dated as of October 13, 2008 and incorporated by reference into this Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

(a) – (b) The Merger Agreement provides for the acquisition by TMaG and Merger Sub of all of the outstanding shares of Common Stock through a tender offer and subsequent merger of Merger Sub with and into Ashworth, as a result of which Ashworth will become a wholly-owned subsidiary of TMaG. The information contained in Item 3 is incorporated by reference herein.

Pursuant to the terms of the Stockholder Tender Agreement, the Knightspoint Group has granted an irrevocable proxy (the “Irrevocable Proxy”) in favor of TMaG and certain representatives of TMaG and irrevocably appointed such representatives as the Knightspoint Group’s attorney and proxy to vote against (or instruct to be voted) in connection with any meeting of Ashworth stockholders, however called, and in any action by written consent of the Ashworth stockholders covering all of the shares of Common Stock beneficially owned by the Knightspoint Group or that will be owned by the Knightspoint Group before the termination of the Stockholder Tender Agreement (the “Covered Shares”) (1) any action that would result in a breach of the Merger Agreement, (2) any action that would cause the conditions of the Tender Offer not to be satisfied, (3) any acquisition proposal other than contemplated by the Merger Agreement (4) any change in the majority of the Board, except as provided in the Merger Agreement, and (5) any other action which is intended, or would be reasonably expected, to adversely affect the consummation of the Tender Offer, the Merger or the other transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, if a member of the Knightspoint Group receives an unsolicited offer to purchase such stockholder’s Shares from a party other than Purchaser or TMaG, then such member may sell its Shares to such party if such member concludes in good faith, taking into account all legal, financial, regulatory and other aspects of the unsolicited offer, that such offer is more favorable from a financial point of view than the transactions with TMaG and Purchaser under the Merger Agreement, and such unsolicited offer is likely to be completed as proposed on a timely basis. In addition, the Knightspoint Group’s obligations under the Stockholder Tender Agreement will terminate if the Merger has not occurred within six months.

The purpose of entering into the Stockholder Tender Agreement is to facilitate the acquisition of Common Stock in the Tender Offer and, if necessary, the adoption of the Merger Agreement by the Ashworth stockholders. The Knightspoint Group’s obligations under the Stockholder Tender Agreement will terminate upon the earlier to occur of: (i) the effective time of the Merger, (ii) as to the rights and obligations associated with any Covered Shares, the acceptance for payment of such Covered Shares by TMaG or Merger Sub in the Tender Offer, (iii) the termination or expiration of the Tender Offer without Merger Sub purchasing all shares validly tendered in the Tender Offer and not withdrawn, (iv) the termination of the Merger Agreement without the Merger having been consummated and (v) six months from the date of the Stockholder Tender Agreement. Notwithstanding the foregoing, the Stockholder Tender Agreement may be terminated by any member of the Knightspoint Group at such member’s option, upon written notice by such member to TMaG from and after any material amendment, waiver or modification to the terms of the Merger Agreement or Tender Offer, or any amendment, waiver or modification to the terms of the Merger Agreement or Tender Offer that changes the form of or decreases the amount of payment from what is set forth in the Merger Agreement and Tender Offer.

(c) Not applicable.

(d) Upon consummation of the Merger, Ashworth will become a wholly-owned subsidiary of TMaG, and TMaG will subsequently determine the size and membership of the board of directors of Ashworth and the officers of Ashworth. Following the Tender Offer and before completion of the Merger, if there has been tendered and if Merger Sub has paid for a majority of the outstanding shares of Ashworth, TMaG shall be permitted to appoint at least a majority of directors to Ashworth’s board of directors in accordance with the Merger Agreement. However, prior to the effective time of the Merger, Ashworth’s board of directors shall use commercially reasonable efforts to retain certain directors who are not officers of Ashworth among Ashworth’s current directors in such number as are required to be “independent directors” by the Nasdaq Marketplace Rules or U.S. federal securities laws.

(e) The Merger Agreement prohibits Ashworth from issuing, delivering, selling, pledging, disposing of or encumbering any shares of capital stock without prior written consent of TMaG, except under limited circumstances set forth therein. The Merger Agreement further prohibits Ashworth from declaring, setting aside, making or paying any dividend or other distribution in respect of any shares of capital stock, or adjusting, splitting, combining, redeeming, repurchasing or otherwise acquiring any shares of capital stock or other securities of Ashworth without TMaG’s prior written consent except under limited circumstances set forth therein. Upon consummation of the Merger, Ashworth will become a wholly-owned subsidiary of TMaG, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(f) Upon consummation of the Merger, Ashworth will become a wholly-owned subsidiary of TMaG. After completion of the Offer and the Merger, TMaG expects to work with Ashworth’s management to evaluate and review Ashworth and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate Ashworth into TMaG’s business units and market units. As a result of this review and integration, it is possible that TMaG could implement changes to Ashworth’s business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations, including the winding up of Ashworth’s separate existence and integration of Ashworth’s business and operations into TMaG. TMaG reserves the right to change its plans and intentions at any time, as deemed appropriate.

(g) The Merger Agreement contains provisions that limit the ability of Ashworth to engage in a transaction that would entail a change of control of Ashworth during the pendency of the Merger Agreement. Following consummation of the Tender Offer, Merger Sub will own no less than a majority of Ashworth’s issued and outstanding capital stock and will therefore be able to block any acquisition of control of Ashworth by any other person.

(h) Upon consummation of the Merger, Ashworth’s Common Stock will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, Ashworth’s Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, TMaG currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) — (i) of this Schedule 13D (although TMaG reserves the right to develop such plans).

Except as set forth in this Schedule 13D, neither TMaG, nor to the knowledge of TMaG, any of the directors or executive officers of TMaG listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Stockholder Tender Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Stockholder Tender Agreement, copies of which are filed as Exhibits 2.1 and 99.2, respectively, to TMaG’s Current Report on Form 8-K, dated as of October 13, 2008 and incorporated by reference into this Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) Neither TMaG nor Merger Sub directly own any outstanding shares of Common Stock. However, as described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Stockholder Tender Agreement, TMaG has the power to vote the Covered Shares with respect to certain matters relating to the Merger as set forth in the Stockholder Tender Agreement (see Item 4 of this Schedule 13D for details). TMaG may be deemed to have the voting power of 2,501,893 shares of Common Stock, which shares of Common Stock represent: (i) 2,362,439 shares of Common Stock and (ii) 139,454 shares of Common Stock subject to vested stock options. Pursuant to the Stockholder Tender Agreement, and subject to limited exceptions set forth in the Stockholder Tender Agreement, the Knightspoint Group shall not (a) cause or permit any transfer of any of the Covered Shares (other than pursuant to the Tender Offer); (b) tender any of the Covered Shares to any person other than Merger Sub or TMaG or (c) create or permit to exist any encumbrance with respect to any Covered Shares; provided, however, that, prior to the tender of any Covered Shares pursuant to the Merger Agreement, nothing herein shall limit the ability of any member of the Knightspoint Group to transfer any Covered Shares to any affiliate of such stockholder who agrees to be bound by the terms and provisions of the Stockholder Tender Agreement. Pursuant to the Stockholder Tender Agreement, and subject to limited exceptions set forth in the Stockholder Tender Agreement, the Knightspoint Group shall ensure that: (i) none of the Covered Shares are deposited into a voting trust and (ii) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Covered Shares.

To TMaG’s knowledge, no shares of Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Stockholder Tender Agreement.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by TMaG that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Neither TMaG nor, to the knowledge of TMaG, any director or executive officer of TMaG named in Schedule I to this Schedule 13D, has effected any transaction in shares of Common Stock during the past 60 days, except as disclosed herein.

(d) Not applicable.

(e) Not applicable.

The description contained in this Item 5 of the transactions contemplated by the Merger Agreement and the Stockholder Tender Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Stockholder Tender Agreement, copies of which are filed as Exhibits 2.1 and 99.2, respectively, to Ashworth’s Current Report on Form 8-K, dated as of October 13, 2008 and incorporated by reference into this Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the knowledge of TMaG there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of Ashworth other than the following:

(i) The Merger Agreement, under which, among other things, Merger Sub has commenced the Tender Offer and following the Tender Offer, Merger Sub will merge with and into Ashworth, as a result of which Ashworth will become a wholly-owned subsidiary of TMaG. The information contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

(ii) The Stockholder Tender Agreement. The information contained in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

The description contained in this Item 6 of the transactions contemplated by the Merger Agreement and the Stockholder Tender Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement and the Stockholder Tender Agreement, copies of which are filed as Exhibits 2.1 and 99.2, respectively, to Ashworth’s Current Report filed on Form 8-K, dated as of October 13, 2008 and incorporated by reference into this Schedule 13D.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of October 13, 2008, by and among Taylor Made Golf Company, Inc., PHX Acquisition Corp. and Ashworth, Inc. (1)

2.2	Stockholder Tender Agreement and Irrevocable Proxy, dated as of October 13, 2008, between Taylor Made Golf Company, Inc. and each of David M. Meyer, Michael S. Koeneke, Knightspoint Partners II, L.P., Knightspoint Capital Management II LLC, Knightspoint Partners, LLC, Ramius Value and Opportunity Master Fund Ltd. (f/k/a Starboard Value & Opportunity Master Fund, Ltd.) and Parche, LLC (1)

(1)	Incorporated by reference to the exhibits to the Current Report on Form 8-K filed by Ashworth, Inc. with the Securities and Exchange Commission on October 14, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 23, 2008

TAYLOR MADE GOLF COMPANY, INC.

/s/ William S. Reimus
Name:	William S. Reimus
Title:	Senior Vice President and General Counsel

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF TMAG

The name, business address and present principal occupation or employment of each of the directors and executive officers of TMaG are set forth on this Schedule I. The address of TMaG is: 5545 Fermi Court, Carlsbad, California 92008. Where applicable, the business address listed for each individual not principally employed by TMaG is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Principal Occupation or Employment

Herbert Hainer	Mr. Hainer is a director of TMaG and is the Chief Executive Officer and Chairman of the Executive Board of adidas AG. Mr. Hainer is a German citizen.

Erich Stamminger	Mr. Stamminger is a director of TMaG. Mr. Stamminger is the President and Chief Executive Officer of the adidas Brand and is a member of the Executive Board of adidas AG. Mr. Stamminger is a German citizen.

Mark King	Mr. King is a director of TMaG. Mr. King is the Chief Executive Officer and President of TMaG.

Klaus Flock	Mr. Flock is the Chief Financial Officer of TMaG. Mr. Flock is a German citizen.

William Reimus	Mr. Reimus is Senior Vice President and General Counsel, and Secretary of TMaG.

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of October 13, 2008, by and among Taylor Made Golf Company, Inc., PHX Acquisition Corp. and Ashworth, Inc. (1)

2.2	Stockholder Tender Agreement and Irrevocable Proxy, dated as of October 13, 2008, between Taylor Made Golf Company, Inc. and each of David M. Meyer, Michael S. Koeneke, Knightspoint Partners II, L.P., Knightspoint Capital Management II LLC, Knightspoint Partners, LLC, Ramius Value and Opportunity Master Fund Ltd. (f/k/a Starboard Value & Opportunity Master Fund, Ltd.) and Parche, LLC (1)

(1)	Incorporated by reference to the exhibits to the Current Report on Form 8-K filed by Ashworth, Inc. with the Securities and Exchange Commission on October 14, 2008.